[SPECTRA ENERGY CORP LETTERHEAD]
June 9, 2009
VIA EDGAR AND OVERNIGHT MAIL
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Spectra Energy Corp Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 001-33007
Dear H. Christopher Owings:
     Set forth below are the responses of Spectra Energy Corp, a Delaware corporation, to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 18, 2009 with respect to our Form 10-K for the Fiscal Year Ended December 31, 2008, filed February 27, 2009, File No. 001-33007 (the “10-K”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Form 10-K for Fiscal Year Ended December 31, 2008 Filed by Spectra Energy Corp
Item 8. Financial Statements and Supplementary Data, page 61
Note 13. Property, Plant and Equipment, page 101
1.	We note your response to comment 3 of our letter dated April 16, 2009. You state depreciable lives of your property, plant and equipment are generally based on rates approved by the applicable regulators. Please tell us specifically what depreciable lives have not been approved by your regulators and the cost of those assets. With a view towards enhanced disclosure, please disclose the plants’ depreciation lives that are established, mandated and or approved by regulators and reviewed in the normal course of ratemaking proceedings. Please identify the responsible regulatory authority as well.

Response:

As requested, below is a breakdown of regulated and non-regulated property, plant and equipment, together with their respective depreciable lives, as of December 31, 2008.

	Regulated		Non-regulated		Total
		Estimated		Estimated
December 31, 2008	Amount	Useful Life (a)	Amount	Useful Life	Amount
	(in millions)	(years)	(in millions)	(years)	(in millions)
Plant
Natural gas transmission	$10,214	20 - 82	$27	25 - 50	$10,241
Natural gas distribution	2,026	25 - 60	—	—	2,026
Gathering and processing facilities	1,892	25 - 40	506	25	2,398
Storage	580	17 - 122	523	26 - 47	1,103
Other buildings and improvements	71	16 - 50	13	25 - 40	84
Equipment	317	3 - 40	12	3 - 20	329
Vehicles	81	2 - 20	5	5 - 15	86
Land and land rights	127	45 - 60	29	45	156
Construction in process	506	—	184	—	690
Other	349	4 - 82	107	4 - 25	456

Total property, plant and equipment	$16,163		$1,406		$17,569

	(92%)		(8%)		(100%)

(a)	Depreciable lives of property, plant and equipment of regulated entities are based on rates approved by the applicable regulatory authorities: the Federal Energy Regulatory Commission, the National Energy Board and the Ontario Energy Board.
     We continue to believe that the segregation of property, plant and equipment between regulated and non-regulated portions would not provide significant meaningful information to investors. As such, we respectfully propose to continue to break out the components of property, plant and equipment in the manner included in our 2008 Form 10-K, and to additionally include the below disclosure in future filings.
     “Over [90]% of our property, plant and equipment is regulated whose estimated useful lives are based on rates approved by the applicable regulatory authorities in the United States and Canada: the Federal Energy Regulatory Commission, the National Energy Board and the Ontario Energy Board.”
Exhibits
2.	We note your response to comment 4 of our letter dated April 16, 2009. Your response does not address the other exhibits encompassed by Item 601(b)(10) which remain incomplete. For instance, Exhibit 10.1, the Tax Matters Agreement by and among Duke Energy Corporation, Spectra Energy Corp, and the Other Spectra Energy Parties, dated as of December 13, 2006 (filed as Exhibit 10.1 to the Form 8-K filed by Spectra Energy Corp on December 15, 2006), omits the Schedules and Appendix of the Tax Matters Agreement. We note that the last page of the Tax Matters Agreement includes the following notation: “Schedules and exhibits omitted pursuant to Item 601 of Reg. S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.” Please be advised that the referenced provision applies only to Item 601(b)(2) exhibits that are not material to an investment decision. It does not apply to schedules and appendices to material contracts filed pursuant to Item 601(b)(10) of Regulation S-K. The above example is not exclusive. Please review your exhibits filed pursuant to Item 601(b)(10) to ensure that complete documents are filed.

Response:

We have reviewed the exhibits included in our 2008 Form 10-K that are encompassed by Item 601(b)(10) and determined that Exhibit Nos. 10.1, 10.2 and 10.3 omitted certain schedules, appendices or attachments. We will file those exhibits in their entirety in our upcoming Quarterly Report on Form-Q for the period ended June 30, 2009.
     In connection with responding to the Staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosures in our filings, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.
     Should the Staff have any additional questions or comments, please contact Philip T. Warman or the undersigned at 713-627-5400.

Sincerely, SPECTRA ENERGY CORP
By:	/s/ Sabra L. Harrington
	Name:	Sabra L. Harrington
	Title:	Vice President and Controller

cc:	Brian McAllister (Commission) Michael Moran (Commission) Matthew Benson (Commission) Mara Ransom (Commission) David Oelman (Vinson & Elkins L.L.P.)